UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   2)

PSPP Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
72452L105
(CUSIP Number)
Brian Gannon, Esq. Marck Capital Partners, LLC 600 Reisterstown Rd., Suite 716 Pikesville, MD 21208 (443) 278-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 5)

CUSIP NO. 72452L105			13D	Page 1 of 5

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Airport Road Associates One, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)				¨
(b)				¨
3.	SEC Use only
4.		Source of funds (See Instructions)		WC
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		¨
6.		Citizenship or Place of Organization	Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0 shares of Common Stock
	8.	Shared Voting Power	0 shares of Common Stock
	9.	Sole Dispositive Power	0 shares of Common Stock
	10.	Shared Dispositive Power	0 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person		0 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		¨
13.		Percent of Class Represented by Amount in Row (11)	0.0%
14.		Type of Reporting Person (See Instructions)
CO

CUSIP NO. 72452L105			13D	Page 2 of 5

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Teresa Palumbo
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)				¨
(b)				¨
3.	SEC Use only
4.		Source of funds (See Instructions)		OO
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		¨
6.		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0 shares of Common Stock
	8.	Shared Voting Power	0 shares of Common Stock
	9.	Sole Dispositive Power	0 shares of Common Stock
	10.	Shared Dispositive Power	0 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person		0 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		¨
13.		Percent of Class Represented by Amount in Row (11)	0.0%
14.		Type of Reporting Person (See Instructions)
IN

CUSIP NO. 72452L105	13D	Page 3 of 5

Item 1.

Security and Issuer

The title of the class of equity securities to which this statement (“Schedule 13D”) relates is the common stock, $.001 par value per share (the “Common Stock”), of PSPP Holdings, Inc., a Nevada corporation (the “Company”).  The address of the principal executive office of the Company is 3435 Ocean Park Blvd. #107, Santa Monica, California 90405.

This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of February 11, 2008 and amends Schedule 13D filed on March 20, 2008 as amended by the Amendment No. 1 to Schedule 13D filed on March 20, 2008 (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3.

Source and Amount of Funds or Other Consideration

On February 12, 2008, Airport Road Associates One, LLC (“Airport LLC”), the controlling stockholder of PSPP Holdings, Inc. (the “registrant”), entered into a Stock Purchase Agreement with East Coast Realty Ventures, LLC (“ECRV”), pursuant to which ECRV acquired from Airport LLC (a) 900,000 shares of Series A Preferred Stock (the “Series A Shares”) and (b) 25,865,000 shares of Common Stock in consideration of a cash payment of $153,750 from ECRV and the assumption by ECRV of $500,000 owed by Airport LLC to certain persons who previously controlled the registrant.  The source of the funds used by ECRV to pay the consideration to Airport LLC came from ECRV’s cash on hand.  The transaction closed on the date of signing (February 12, 2008).

Item 5.

Interest in Securities of the Issuer

(a)

February 12, 2008, Airport LLC entered into a stock purchase agreement with ECRV pursuant to which Airport LLC sold to ECRV the Series A Shares and 25,865,000 shares of Common Stock for a purchase price of $153,750 from ECRV and the assumption by ECRV of $500,000 owed by Airport LLC to certain persons who previously controlled the registrant.

 (b)

Airport LLC may be deemed to have sole voting power over no shares of Common Stock and dispositive power over no shares of Common Stock.  Airport LLC may be deemed to have shared voting and dispositive power over no shares of Common Stock.

Teresa Palumbo may be deemed to have sole voting and dispositive power over no shares of Common Stock and may be deemed to have shared voting power over no shares of Common Stock  and shared dispositive power over no shares of Common Stock.

(c)

The following is a description of all transactions in shares of Common Stock of the Company by the Reporting Persons effected from December 14, 2007 through February 12, 2008, inclusive:  (i) On December 27, 2007, the Airport LLC entered into a stock purchase agreement with Piedmont Properties to acquire  (A) 30,290,000 shares of Common Stock and (B) the Series A Shares; (ii) On December 28, 2008, Airport LLC entered into a stock purchase agreement with each of Marck Capital Partners, LLC (“Marck Capital”) and Reserve Corporation, pursuant to which Airport LLC sold (i) 50,000 shares of Series A Preferred Stock to Marck Capital for a purchase price of $10,000 and (ii) 50,000 shares of Series A Preferred Stock to Reserve Corporation for a purchase price of $10,000; (iii) On February 11, 2008, Airport LLC sold to Reserve Corporation 4,425,000 shares of Common Stock for a purchase price of $10,000 and (iv) On February 12, 2008, Airport LLC entered into a Stock Purchase Agreement with ECRV, pursuant to which ECRV acquired from Airport LLC the Series A Shares and 25,865,000 shares of Common Stock in consideration of a cash payment of $153,750 from ECRV and the assumption by ECRV of $500,000 owed by Airport LLC to certain persons who previously controlled the registrant.

CUSIP NO. 72452L105	13D	Page 3 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2008

AIRPORT ASSOCIATES ONE, LLC

/s/Teresa Palumbo

Name:  Teresa Palumbo

Title:  Managing Member

/s/Teresa Palumbo

Teresa Palumbo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)